UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Amyris, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

03236M101
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
X  Rule 13d-1(c)
☐  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Naxos Capital Managers S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,639,398*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,639,398*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,639,398*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.39%**
12.	TYPE OF REPORTING PERSON (see instructions) HC
*See Item 4 of Schedule
**Based on 76,270,980 shares of Common Stock outstanding on October 31, 2013, as set forth in the Form 10-Q of Amyris, Inc. filed with the Securities and Exchange Commission on November 4, 2103.

CUSIP No. 03236M101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Naxos Capital Partners SCA SICAR
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,639,398*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,639,398*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,639,398*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.39%**
12.	TYPE OF REPORTING PERSON (see instructions) HC
*See Item 4 of Schedule
** Based on 76,270,980 shares of Common Stock outstanding on October 31, 2013, as set forth in the Form 10-Q of Amyris, Inc. filed with the Securities and Exchange Commission on November 4, 2103.

CUSIP No. 03236M101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Naxyris, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,639,398*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,639,398*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,639,398*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.39%**
12.	TYPE OF REPORTING PERSON (see instructions) HC
*See Item 4 of Schedule
** Based on 76,270,980 shares of Common Stock outstanding on October 31, 2013, as set forth in the Form 10-Q of Amyris, Inc. filed with the Securities and Exchange Commission on November 4, 2103.

CUSIP No. 03236M101	13G

Item 1.

(a)	Name of Issuer Amyris, Inc.

(b)	Address of Issuer’s Principal Executive Offices 5885 Hollis Street, Suite 100 Emeryville, CA 94608

Item 2.

(a)	Name of Person Filing (1) Naxos Capital Managers S.à r.l. (2) Naxos Capital Partners SCA SICAR (3) Naxyris, S.A.

(b)	Address of the Principal Office or, if none, residence (1) 40 Boulevard Joseph II, L-1840 Luxembourg (2) 40 Boulevard Joseph II, L-1840 Luxembourg (3) 40 Boulevard Joseph II, L-1840 Luxembourg

(c)	Citizenship N/A

(d)	Title of Class of Securities Common Stock, par value $0.0001 (“Common Stock”)

(e)	CUSIP Number 03236M101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:  5,639,398
As of December 31, 2013, Naxyris, S.A. (“Naxyris”) directly owned 5,639,398 shares of Common Stock. Naxyris is wholly-owned by Naxos Capital Partners SCA SICAR (“Naxos Partners”).  The General Partner of Naxos Partners is Naxos Capital Managers S.à r.l. (“Naxos Managers”).  Therefore, each of Naxyris, Naxos Partners and Naxos Managers may be deemed to beneficially own the shares of Common Stock directly owned by Naxyris.

Accordingly, as of December 31, 2013, each of Naxyris, Naxos Partners and Naxos Managers may be deemed to beneficially own 5,639,398 shares of Common Stock.

(b)
Percent of class:  7.39%.
As of December 31, 2013, the percentage of the class represented by the amount in Item 4(a) is 7.39%, which is based on 76,270,980 shares of Common Stock outstanding on October 31, 2013, as set forth in the Form 10-Q of Amyris, Inc. filed with the Securities and Exchange Commission on November 4, 2103..

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: As of December 31, 2013, Naxos Managers: 5,639,398; Naxos Partners: 5,639,398; Naxyris: 5,639,398

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: As of December 31, 2013, Naxos Managers: 5,639,398; Naxos Partners: 5,639,398; Naxyris: 5,639,398

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

  Not applicable.

Item 9.  Notice of Dissolution of Group.

  Not applicable.

Item 10.  Certification.

  Not applicable.

CUSIP No. 03236M101	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2014

NAXOS CAPITAL PARTNERS SCA SICAR

By:  Naxos Capital Managers S.àr.l.

By:  Compagnie Financière de
Gestion Luxembourg S.A.

By: /s/ Jacques Reckinger
Name: Jacques Reckinger
Title:   Chief Executive Officer

NAXOS CAPITAL MANAGERS S.ÀR.L.

By:  Compagnie Financière de
Gestion Luxembourg S.A.

By:  /s/ Jacques Reckinger
Name: Jacques Reckinger
Title:   Chief Executive Officer

NAXYRIS, S.A.

By:  /s/ Jacques Reckinger
Name: Jacques Reckinger
Title: Director

By:  /s/ Christoph Piel
Name: Christoph Piel
Title: Director